SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ALIGOS THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

ALIGOS THERAPEUTICS, INC.

(Name of Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

01626L105

(CUSIP Number of Class of Securities)

Lawrence M. Blatt, Ph.D.

Chief Executive Officer

Aligos Therapeutics, Inc.

One Corporate Dr., 2nd Floor

South San Francisco, California 94080

(800) 466-6059

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Mark V. Roeder

John C. Williams

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet – Overview” and “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated January 30, 2024 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The issuer is Aligos Therapeutics, Inc., a Delaware corporation (“Aligos” or the “Company”). The Company’s principal executive offices are located at One Corporate Drive, 2nd Floor, South San Francisco, California, 93080, and the telephone number of its principal executive offices is (800) 466-6059. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning Aligos)” is incorporated herein by reference.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase the Company’s common stock, par value $0.0001 per share (the “Common Stock”), that were granted under the Company’s 2020 Incentive Award Plan (the “2020 Plan”) and have exercise prices equal to or greater than the highest closing trading price of a share of Common Stock during the 52-week period ending on February 27, 2024 (the “Offer Expiration Date”), which, as of the date of this Offer, is $2.10 (such 52-week high closing trading price, the “Minimum Exercise Price”), held by employees and directors of the Company or its subsidiaries who are resident in the United States or Switzerland, for replacement options to purchase Common Stock to be granted under the 2020 Plan (the “Replacement Options”), upon the terms and subject to the conditions set forth in the Offer to Exchange, and the related Terms of Election (the “Terms of Election” and, together with the Offer to Exchange, as they may be amended from time to time, the “Option Exchange”), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(iii), respectively.

Each option holder that elects to exchange options pursuant to the Option Exchange must submit their election via the option exchange website and agree to the Terms of Election and will be granted Replacement Options to purchase a lesser number of shares of Common Stock. As of January 29, 2024, there were outstanding eligible options to purchase an aggregate of approximately 4,464,262 shares of Common Stock.

The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “This Offer – Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under “This Offer – Section 7 (Price Range of Shares of Common Stock Underlying the Options)” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and the sections under “This Offer” titled “Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “Section 3 (Procedures for Electing to Exchange Options),” “Section 4 (Withdrawal Rights),” “Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” “Section 6 (Conditions of this

Offer),” “Section 7 (Price Range of Shares of Common Stock Underlying the Options),” “Section 8 (Source and Amount of Consideration; Terms of Replacement Options),” “Section 9 (Information Concerning Aligos),” “Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer),” “Section 12 (Agreements; Legal Matters; Regulatory Approvals),” “Section 13 (Material U.S. Federal Income Tax Consequences),” and “Section 14 (Extension of Offer; Termination; Amendment)” is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements our Securities)” is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) and Exhibit (d)(2) also contain information regarding agreements relating to securities of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer)” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” and “This Offer – Section 15 (Fees and Expenses)” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under “This Offer – Section 6 (Conditions of this Offer)” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under “This Offer –Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning Aligos)” and “This Offer – Section 16 (Additional Information)” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2023, including the financial information set forth in Item 8 – Financial Statements and Supplementary Data of our Annual Report on Form 10-K, and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2023, June 30, 2023, and September 30, 2023, filed with the SEC on May 4, 2023, August 3, 2023 and November 2, 2023, respectively, including the financial information set forth in Item 1 – Condensed Consolidated Financial Statements (unaudited) therein are incorporated herein by reference. Our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities),” and “This Offer – Section 12 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.

(c) Other Material Information. Not applicable.

Item 12.	Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2024	ALIGOS THERAPEUTICS, INC.

	By:	/s/ Lesley Ann Calhoun
	Name:	Lesley Ann Calhoun
	Title:	Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated January 30, 2024

(a)(1)(ii)	Email to all eligible participants from Lawrence M. Blatt, Ph.D.

(a)(1)(iii)	Form of Terms of Election

(a)(1)(iv)	Form of Announcement Email

(a)(1)(v)	Form of Reminder Email Communication

(a)(1)(vi)	Form of Email Confirming Receipt of Election

(a)(1)(vii)	Form of Final Reminder Email

(a)(1)(viii)	Screen Shots of Option Exchange Website

(a)(1)(ix)	Option Exchange Frequently Asked Questions

(a)(1)(x)	Option Exchange Presentation for Eligible Participants

(a)(1)(xi)	Communication to Eligible Participants (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on January 25, 2024)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)(1)	2020 Incentive Award Plan (incorporated herein by reference to Exhibit 10.6(a) to the Company’s Registration Statement on Form S-1/A (File No. 333-249077), filed with the SEC on October 9, 2020)

(d)(2)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2020 Incentive Award Plan (incorporated herein by reference to Exhibit 10.6(b) to the Company’s Registration Statement on Form S-1/A (File No. 333-249077), filed with the SEC on October 9, 2020)

(g)	Not applicable

(h)	Not applicable

107	Calculation of Filing Fees